Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
Winchester, CA 92592
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

April 10, 2009

H. Christopher Owings
United States Securities and Exchange Commission Mail Stop
3561 Washington, DC 20549-5546

Re:     Solar Acquisition Corp.
Registration Statement on Form S-1, as amended Filed
March 3, 2009
Form 10-K for Fiscal Year Ended December 31, 2007 Filed
July 10, 2008
Form 10-Q for Fiscal Period Ended September 30, 2008 Filed
January 12, 2009 File No. 333-152-496

Dear Mr. Owings,

Please see the responses to your letter below:

Form 10-K for the Fiscal Year Enriart December 31. 2007 Our Business, page 2

1.
We note your "Our Business" section of your Form 10-K does not contain tl same content as your "Description of Business" section that begins on page your most recently filed Form S-1/A. Please revise your Form 10-K so that content of these sections are generally the same.

We have updated the "Our Business" section to mirror that of our S-l/A.

Item 6. Management's Discussion and Analysis or Plan of Operation, page_7 General, page 7

2.
We also note your Management's Discussion and Analysis or Plan of Operation section in your Form 10-K does not contain the same content as your Management's Discussion and Analysis of Financial Condition section of your Form S-l/A filed on April 2, 2009. Please revise your Form 10-K so that content of these sections are generally the same or advise us why it is appropriate to do otherwise.

We have updated the Management's Discussion and Analysis in our 10k. to mirror that of our S-1/A.

Item SA. Controls and Procedures, page 10 Evaluation of Disclosure Controls and Procedures

3.
We note your disclosure that your ".. .Chief Executive Officer and Chief Financial Officer concluded that [y]our disclosure controls and procedures were adequate to ensure that information required to be disclosed.. ..and reported within the time periods specified in SEC rules and forms. Please amend your Form 10-K to also state, if true, that your officers also concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please see Exchange Act Rule 13a-15(e). Alternatively, you may simply omit a definition of disclosure controls and procedures and state that the officers concluded that your disclosure controls and procedures are effective. Also, please amend your Form 10-K to state, if true, that your disclosures controls and procedures were effective as of the end of the period covered by this report, rather than adequate.

We have added the following language, "Our officer also concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decision regarding required disclosure. "

We have also changed the work "adequate" to "effective."

4.
We also note that your Form 10-K for the fiscal year ended December 31, 2008 does not include the disclosure required under Item 308T of Regulation S-K. Please amend your Form 10-K to include the disclosure required under Item 308T of Regulation S-K. Please also see comment 25 in our letter dated October 8, 2008.

We have added the following language, "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report."

Rule 13a-14faVl5fd)-14fa') Certifications. Exhibit 31.1 and 3L2

5.
We note your response to comment five from our letter dated April 2, 2009. We also note that your Rule 13a-14(a)/15(d)-l4(a) Certification filed as part of your Form 10-K for the fiscal year ended December 31, 2008 continues to include the certifying officer's title in the title to the certification. Please confirm that the inclusion of your certifying officer's title in the title of the certification -was not intended to limit the capacity in which the officer provided the certifications. In future filings please do not include the title of the certifying officer in the introductory paragraph and use the title "Certification" on the top of the document rather than the title you provide. Please confirm for us that you will make these changes in your future filings.

It was not included to limit the capacity in which the officer provided the certifications. We have removed the title of the certifying officer in the introductory paragraph and used the title "Certification" at the top of the document.

Please contact us with any questions or concerns. If possible, please advise us if we may submit a request for acceleration. Our fax number is 951-602-6049.

Sincerely,

/s/jis
Jillian Ivey Sidoti
Counsel for Solar Acquisitions Corp, Inc.

du/JIS

cc: Clients